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                                 [LOGO] CELTRIX


NEWS RELEASE

                           CONTACT:  Mary Anne Ribi
                                     Vice President and Chief Financial Officer
                                     (408) 988-2500

                         CELTRIX REPORTS FISCAL YEAR-END
                                FINANCIAL RESULTS

        YEAR OF SIGNIFICANT PROGRESS IN BUSINESS AND PRODUCT DEVELOPMENT

         SANTA CLARA, CA -- May 14, 1996 -- For the fiscal year ended March 31, 1996, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $1,750,000 and a net loss of $7,246,000, or $0.51 per share. These results compare with revenues of $2,200,000 and a net loss of $20,749,000, or $1.57 per share, for the fiscal year ended March 31, 1995. Fourth quarter revenues were $733,000 and the net loss was $1,337,000, or $0.09 per share, compared with revenues of $635,000 and a net loss of $5,120,000, or $0.37 per share, for the same period in fiscal 1995.

         Operating expenses decreased by 45 percent, to $13,084,000 for fiscal 1996 from $23,792,000 for fiscal 1995. This was due primarily to Celtrix's restructuring and cost-reduction program implemented in the second half of fiscal 1995.

         During fiscal 1996, the company reported a $3.5 million gain on investment from the sale of Metra Biosystems securities held by Celtrix since 1990. In addition, Celtrix exercised its option under an agreement with Genzyme Corporation, receiving $4.4 million in exchange for equity during December 1995. This increased Genzyme's total ownership position to 19.9 percent of Celtrix's
15.2 million shares of common stock outstanding. At March 31, 1996, Celtrix had $17.6 million in cash, cash equivalents and short-term investments.

         "Fiscal 1996 was a year of significant progress for Celtrix," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "In addition to improving our financial results, we advanced the development of SomatoKine(R), our novel complex of the anabolic hormone IGF-I and its binding protein BP3. Evidence obtained from preclinical toxicology and efficacy studies indicates that our technology greatly improves the safety and efficacy profile of IGF-I, thus potentially allowing SomatoKine to be administered safely at substantially higher doses than appears possible with IGF-I alone. This opens up major opportunities for the treatment of seriously debilitating, degenerative conditions. We expect to initiate Phase I human clinical studies this spring."

         "Clinical opportunities represent attractive markets estimated at $1 billion in the United States alone," Dr. Sommer said. "Among them are patients undergoing major surgery, or suffering from organ damage/failure or traumatic injury. These seriously ill patients frequently suffer from destructive metabolic processes (catabolism) associated with abnormally low blood levels of IGF-I. Our objective is to provide hormone replacement therapy that enhances the patient's recovery and quality of life."

         Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases

                                     -more-
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"Celtrix Reports Fiscal Year-End Financial Results"
Page 2

or aging. Company programs initially target the treatment of destructive metabolic processes (catabolism) in acute indications such as major surgery, organ damage/failure or traumatic injury. Potential chronic indications could include osteoporosis, chronic renal (kidney) failure, and wasting conditions associated with cancer and AIDS. In addition, through strategic alliances, Celtrix's SomatoKine (IGF-BP3 complex) is being developed by The Green Cross Corporation for the treatment of osteoporosis in Japan, and TGF-beta-2 is being developed by Genzyme Corporation as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

         This press release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with future company research, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this release.

                           - FINANCIAL CHARTS FOLLOW -
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                          CELTRIX PHARMACEUTICALS, INC.


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                                  March 31,        March 31,
                                                                    1996             1995
                                                                  ---------        ---------
ASSETS
    Current assets:
        Cash, cash equivalents and short-term investments          $17,643          $19,929
        Receivables and other current assets                           195              307
                                                                   -------          -------
           Total current assets                                     17,838           20,236

    Property and equipment, net                                     10,013           12,203
    Intangible and other assets, net                                 2,294            2,585
                                                                   -------          -------
                                                                   $30,145          $35,024
                                                                   =======          =======

LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
        Accounts payable and accrued liabilities                   $ 1,301          $ 1,480
        Current portion of long-term obligations                       633              639
        Accrued restructuring costs                                   --              1,306
                                                                   -------          -------
           Total current liabilities                                 1,934            3,425

    Deferred rent                                                    1,187            1,335
    Long-term obligations                                              238              828

    Stockholders' equity                                            26,786           29,436
                                                                   -------          -------
                                                                   $30,145          $35,024
                                                                   =======          =======


                          CELTRIX PHARMACEUTICALS, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)


                                                         Three Months Ended                        Year Ended
                                                              March 31,                             March 31,
                                                     ---------------------------           ---------------------------
                                                       1996               1995               1996               1995
                                                     --------           --------           --------           --------
                                                   (unaudited)        (unaudited)
Revenues:
   Product sales                                     $     11           $   --             $     99           $    296
   Other revenues                                         722                635              1,651              1,904
                                                     --------           --------           --------           --------
                                                          733                635              1,750              2,200

Costs and expenses:
   Cost of sales                                            2               --                   31                134
   Research and development                             2,935              3,857             10,990             18,091
   General and administrative                             455                772              2,063              3,459
   Restructuring costs                                   --                1,306               --                2,108

                                                     --------           --------           --------           --------
                                                        3,392              5,935             13,084             23,792

                                                     --------           --------           --------           --------
Operating loss                                         (2,659)            (5,300)           (11,334)           (21,592)

Interest income, net                                      178                180                625                843

Gain on investment                                      1,144               --                3,463               --

                                                     --------           --------           --------           --------
Net loss                                             $ (1,337)          $ (5,120)          $ (7,246)          $(20,749)
                                                     ========           ========           ========           ========

Net loss per share                                   $  (0.09)          $  (0.37)          $  (0.51)          $  (1.57)
                                                     ========           ========           ========           ========

Shares used in computing net loss per share            15,214             13,718             14,161             13,255
                                                     ========           ========           ========           ========